UNITED STATES OF AMERICA
BEFORE THE
 U.S. SECURITIES AND EXCHANGE COMMISSION
File No. 812-_____

Application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17 (b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act  for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Causeway ETMF Trust Causeway Capital Management LLC 11111 Santa Monica Boulevard 15th Floor Los Angeles, CA 90025

SEI Investments Distribution Co. One Freedom Valley Drive Oaks, PA 19456

Please send all communications regarding this Application to:
Mark D. Perlow, Esq.
Allison M. Fumai, Esq.
Dechert LLP
One Bush Street, Suite 1600
San Francisco, CA 94104

With a copy to:
Turner Swan, Esq.
Kurt Decko, Esq.
Causeway Capital Management LLC
11111 Santa Monica Boulevard
15th Floor
Los Angeles, CA 90025

John Munch, Esq.
SEI Investments Distribution Co.
One Freedom Valley Drive
Oaks, PA 19456

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on December 28, 2016
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
In the Matter of Causeway ETMF Trust Causeway Capital Management LLC SEI Investments Distribution Co. File No. 812-_____
Application for an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of the Act and  rule 22c-1 under the Act, and
under sections 6(c) and 17 (b) of the Act for
exemptions from section 17(a) of the Act, and under
section 12(d)(1)(J) of the Act for exemptions from
sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION
In this application, Causeway ETMF Trust ("Trust"), Causeway Capital Management LLC ("Adviser"), and SEI Investments Distribution Co. ("Distributor") (collectively, the "Applicants") apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act ("Order"). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission ("Commission") to permit the operations of exchange-traded managed funds ("Reference Order"), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the "Initial Funds") and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term "Adviser"), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a "Fund").2
No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.
II.	APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds.  The Trust will be registered with the Commission as an open-end management investment company under the Act.  Each Fund's portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund's investment objective.  In all cases, a Fund's investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

[1]	Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
[2]
All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

B.	The Adviser
The Adviser will be the investment adviser to the Initial Funds.  The Adviser is a Delaware limited liability company with its principal place of business in Los Angeles, California.  The Adviser is, and any other Adviser will be, registered as an "investment adviser" under section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3
Subject to the oversight and authority of the Trust's Board of Trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds ("Subadvisers").  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.
C.	The Distributor
The Distributor is a Pennsylvania corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds ("Shares").  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:
•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.
IV.	NAMES AND ADDRESSES
Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing

[3]
Aspects of the Funds' proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.
CAUSEWAY ETMF TRUST

By:	/s/ Turner Swan
Name:	Turner Swan
Title:	President

CAUSEWAY CAPITAL MANAGEMENT LLC

By:	/s/ Gracie V. Fermelia
Name:	Gracie V. Fermelia
Title:	Chief Operating Officer

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel

AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of
Causeway ETMF Trust
 (as adopted December 16, 2016)
RESOLVED, that the officers of the Trust are authorized to prepare and file with the Securities and Exchange Commission (the "Commission") an application (the "ETMF Application") for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the "Act"), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and further
RESOLVED, that each of the officers of the Trust is authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer's judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.
CAUSEWAY ETMF TRUST

By:	/s/ Turner Swan
Name:	Turner Swan
Title:	President

Authorization of
 Causeway Capital Management LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Causeway Capital Management LLC have been taken, and that as the Chief Operating Officer thereof, she is authorized to execute and file the same on behalf of Causeway Capital Management LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
CAUSEWAY CAPITAL MANAGEMENT LLC

By:	/s/ Gracie V. Fermelia
Name:	Gracie V. Fermelia
Title:	Chief Operating Officer

Authorization of
 SEI Investments Distribution Co.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by SEI Investments Distribution Co. have been taken, and that as the General Counsel thereof, he is authorized to execute and file the same on behalf of SEI Investments Distribution Co. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.
SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel

VERIFICATION RULE 0-2 (d)

Verification of
 Causeway Capital Management LLC
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Causeway Capital Management LLC; that she is Chief Operating Officer of such company; and that all actions taken by the managers or other persons necessary to authorize deponent to execute and file such instrument this 28th day of December, 2016, have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CAUSEWAY CAPITAL MANAGEMENT LLC

By:	/s/ Gracie V. Fermelia
Name:	Gracie V. Fermelia
Title:	Chief Operating Officer

Verification of
 Causeway ETMF Trust
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Causeway ETMF Trust; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 28th day of December, 2016, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
CAUSEWAY ETMF TRUST

By:	/s/ Turner Swan
Name:	Turner Swan
Title:	President

 Verification of
SEI Investments Distribution Co.
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, SEI Investments Distribution Co.; that he is the General Counsel of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 28th day of December, 2016, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel

APPENDIX A
 The Initial ETMFs
Causeway International Value NextShares.  Normally invests in common stocks of companies located in developed countries outside the U.S.

Causeway Emerging Markets NextShares.  Normally invests in equity securities of companies located in emerging (less developed) markets and other investments that are tied economically to emerging markets.

Causeway Global Opportunities NextShares.  Normally invests in companies located both in developed markets and in emerging markets, and considers ESG risks when investing.